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[PARADIGM LOGO]


FOR IMMEDIATE RELEASE

               PARADIGM GEOPHYSICAL REPORTS FIRST QUARTER RESULTS

                        COMPANY REPORTS CONTINUED GROWTH


NEW YORK, APRIL 23, 2001: Paradigm Geophysical (NASDAQ:PGEO) today announced its first quarter results for the period ending March 31, 2001.

HIGHLIGHTS

     - EPS FOR THE QUARTER were within the analyst's estimates range at $0.05, a 150 percent increase compared to $0.02 reported for the first quarter of 2000. Before amortization of goodwill, EPS were $0.06, a 100 percent increase over the first quarter 2000.

     - TOTAL REVENUES FOR THE QUARTER reached $17.5 million, an increase of 24 percent over the same period last year.

     - EBITDA were $3.5 million for the first quarter, up 40 percent over the first quarter of 2000.

     - CASH FLOW PER SHARE for the quarter was $0.21, a 17 percent increase over the same period last year.


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SUMMARY KEY RESULTS AND COMPARATORS



                                    First Quarter
                               ------------------------
                                 2001    2000   %Change   Q4 `00   %Change
                                                 Q1'01              Q1'01
                                                  over               over
                                                 Q1'00              Q4`00
                               ------   ------  -------   -------   -------
      (US$ per share)
EPS                             $0.05    $0.02    150%      $0.08     (38%)
EPS before Goodwill             $0.06    $0.03    100%      $0.09     (33%)
CFPS                            $0.21    $0.18    17%       $0.23      (9%)
---------------------------------------------------------------------------
       (US$ million)
Revenue                         $17.5    $14.1    24%       $20.9     (16%)
Operating Income                 $1.0     $0.4    150%       $1.7     (41%)
Net Income                      $0.75    $0.28    133%      $1.20     (42%)
                               ------   ------  -------   -------   -------


MANAGEMENT COMMENTS

Eldad Weiss, Chairman and Chief Executive Officer, stated, "These results mark our ninth consecutive quarter of revenue growth, on a quarter-over-same-quarter basis, and our sixth consecutive quarter of positive earnings."

"The 24 percent growth in revenues, compared to the same quarter of last year, reflects Paradigm's strengthened position in our markets. The decline in revenues, compared to the fourth quarter of last year, is due to the seasonal spending patterns of our segment of the industry, where fourth quarter revenues are traditionally higher than first quarter revenues."

"We are encouraged by this quarter's results, which place the Company on track to meet our 2001 annual guidance for EPS in the $0.40 to $0.45 range and for revenues reaching $80 million. In particular, we see significant increases in business opportunities for both software and services related to our new Reservoir Studies offering."



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DETAILED RESULTS

                                    First Quarter
                                -----------------------
                                 2001    2000   %Change   Q4 `00   %Change
                                                 Q1'01              Q1'01
                                                  over               over
                                                 Q1'00              Q4`00
                               ------   ------  -------   -------   -------
     (US$ million)
Product Revenues                $12.4    $10.2     22%      $16.4     (24%)
Services Revenues                $5.2     $3.9     33%       $4.5      16%
Operating Expenses               16.5    $13.7     20%      $19.2     (14%)
Cash Flow                        $3.2     $2.3     39%       $3.4      (6%)
EBITDA                           $3.5     $2.5     40%       $3.9     (10%)
                               ------   ------  -------   -------   -------

PRODUCTS: Revenues from products grew 22 percent, compared to the same quarter last year. The decline in product revenues, compared to the fourth quarter of 2000, was due to expected seasonal spending patterns.

SERVICES: Service revenues increased 33 percent compared to the same quarter last year, and grew 16 percent over the fourth quarter of 2000. Seismic data processing demand continued its upward trend as the industry returns to analysis of exploration prospects and reworks archive data for field development decisions. The Company is also experiencing a growing demand for its newest service offering -- Reservoir Studies. This reflects the industry's move to increased outsourcing for a wider range of knowledge services.

OPERATING EXPENSES: Operating expenses in the first quarter were 14 percent lower than in fourth quarter 2000. The 20 percent increase in expenses, compared to the first quarter 2000, reflects the Company's continuous commitment to targeted investments in product development and global infrastructure.

BALANCE SHEET: As of the end of March 2001, cash was $8.4 million compared to $8.6 million at year-end 2000, and $5.2 million at the end of the first quarter of 2000. There is no significant change in total debt over year-end 2000. The Company also reported net receivables of $27.9 million at the close of the first quarter, a 4 percent increase from the $26.7 million reported at year-end 2000.

EARNINGS CONFERENCE CALL The Company's management team will be hosting an earnings conference call on April 24, 2001, at 9:30am Eastern Standard Time. This call is accessible to all interested parties

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through a real-time web cast and will also be available for playback after the call. The web cast is accessible through the Company's website at www.paradigmgeo.com.


ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The Company delivers technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The Company has about 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 20 offices in 16 countries, serving all major oil and gas producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "'believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The Company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions,
(4) the Company's ability to raise needed additional capital, (5) rapid technological changes that could make the Company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (7) changes in product sales mix (8) product transitions by the Company and its competitors, (9) the impact of competitive products and pricing, (10) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The Company

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makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For more information please contact:

PARADIGM GEOPHYSICAL LTD.
Rama Levy
Investor Relations

Phone: +972-9-970-9306
Fax: +972-9-970-9319
Email:  ir@paradigmgeo.com

THE RUTH GROUP
Denise Roche
Phone: +1-646-536-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

CUBITT CONSULTING
Noga Villalon
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
Maya Huli-Lustig
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il


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                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                         DECEMBER 31,    MARCH 31,
                                                           2000            2001
                                                         -------        ---------
                                                         AUDITED        UNAUDITED
                                                         -------        ---------
    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                               $ 8,647            $ 8,392
Trade receivables (net of allowance for doubtful
accounts -
   $ 2,950 in 2000 and $ 2,950 in 2001)                  22,707             20,429
Accrued income                                            4,077              7,530
Other receivables and prepaid expenses                    4,110              5,345
                                                        -------            -------
Total current assets                                     39,541             41,696
                                                        -------            -------
LONG-TERM TRADE RECEIVABLES                                 221                154
                                                        -------            -------
SEVERANCE PAY FUNDS                                       1,076              1,066
                                                        -------            -------
PROPERTY AND EQUIPMENT, NET                              13,318             13,581
                                                        -------            -------
OTHER ASSETS, NET                                        25,605             24,432
                                                        -------            -------
                                                        $79,761            $80,929
                                                        =======            =======







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                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                             DECEMBER    MARCH 31,
                                                                31,         2001
                                                               2000
                                                              -------   ---------
                                                              AUDITED   UNAUDITED
                                                              -------   ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                          $ 4,528    $ 3,528
Current maturities of long-term bank loans                      3,112      3,112
Current maturities of capital lease obligations                   546        546
Trade payables                                                  6,045      5,029
Other payables and accrued expenses                             9,931      9,743
Deferred revenues                                               4,519      6,658
                                                              -------    -------

Total current liabilities                                      28,681     28,616
                                                              -------    -------

LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities                 1,277      2,500
Capital lease obligations, net of current maturities              206         80
Other lease obligations                                           517        447
Accrued severance pay                                           2,338      2,292
Deferred income tax liability                                     273        259
                                                              -------    -------

Total long-term liabilities                                     4,611      5,578
                                                              -------    -------

TOTAL SHAREHOLDERS' EQUITY                                     46,469     46,735
                                                              -------    -------

                                                              $79,761    $80,929
                                                              =======    =======









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                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                               YEAR                     THREE MONTHS ENDED
                                                                              ENDED
                                                                             DECEMBER                         MARCH 31,
                                                                                31,                 -------------------------------
                                                                               2000                   2000                   2001
                                                                             --------               --------               --------
                                                                              AUDITED                        UNAUDITED
                                                                             --------               --------------------------------
Revenues:
 Products                                                                    $ 46,390               $ 10,210               $ 12,355
 Services                                                                      16,908                  3,875                  5,167
                                                                             --------               --------               --------

                                                                               63,298                 14,085                 17,522
                                                                             --------               --------               --------

Operating expenses:
 Cost of products                                                              10,748                  2,752                  2,682
 Cost of services                                                               6,352                  1,236                  1,937
 Research and development                                                      11,215                  2,552                  3,364
 Sales and marketing, general and                                              23,518                  5,092                  6,074
administrative
 Depreciation                                                                   4,746                  1,124                  1,501
 Amortization of intangible assets                                              3,428                    894                    957
                                                                             --------               --------               --------

Total operating expenses                                                       60,007                 13,650                 16,515
                                                                             --------               --------               --------

Operating income                                                                3,291                    435                  1,007
Financial expenses, net                                                          (552)                  (102)                  (148)
                                                                             --------               --------               --------

Income before income taxes                                                      2,739                    333                    859
Income taxes                                                                     (380)                   (51)                  (108)
                                                                             --------               --------               --------

Net income                                                                   $  2,359               $    282               $    751
                                                                             ========               ========               ========

Basic net earnings per share                                                 $   0.17               $   0.02               $   0.05
                                                                             ========               ========               ========

Number of shares used in computing
 basic net earnings per share                                                  13,504                 13,021                 14,692
                                                                             ========               ========               ========

Diluted net earnings per share                                               $   0.17               $   0.02               $   0.05
                                                                             ========               ========               ========

Number of shares used in computing
 diluted net earnings per share                                                13,789                 13,471                 14,842
                                                                             ========               ========               ========